Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Panasonic Corporation Subject Company: PanaHome Corporation (SEC File No. 132- )

December 20, 2016

To whom it may concern:

Name of company:	Panasonic Corporation (Code No.: 6752, TSE, NSE 1st Sec.)

Investor Relations Contacts:	Hideaki Harada, Corporate Planning Department (TEL: 06-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Media Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Name of company:	PanaHome Corporation

Representative:	Ryuji Matsushita, President (Code No.: 1924, TSE 1st Sec.)

Contact:	Kouji Kitano, Financial Director (TEL: 06-6834-4539)

Panasonic Corporation Announces to Have Executed a Share Exchange Agreement to Make PanaHome Corporation its Wholly-owned Subsidiary through Share Exchange

Osaka, December 20, 2016 — Panasonic Corporation (“Panasonic”) and PanaHome Corporation (“PanaHome”) resolved at meetings of respective companies’ Board of Directors held today to conduct a share exchange (the “Share Exchange”) in order to make PanaHome a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be implemented after the Share Exchange Agreement is approved by resolution of the ordinary general meeting of shareholders of PanaHome that is scheduled to be held in June 2017. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kan-i kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

Shares of PanaHome are scheduled to be delisted from the Tokyo Stock Exchange as of July 27, 2017 (the last trading date of the shares is scheduled to be July 26, 2017), which is prior to the effective date (August 1, 2017 (scheduled)) of the Share Exchange.

Pursuant to the United States Securities Act of 1993, Panasonic may, in connection with the Share Exchange, file a registration statement on Form F-4 (“Form F-4”), with the Securities and Exchange Commission, prior to PanaHome’s general meeting of shareholders to be held to approve the Share Exchange.

1. Purpose of Making PanaHome a Wholly-owned Subsidiary of Panasonic through the Share Exchange

Since its establishment in 1918, Panasonic has been developing business globally as a general electronics manufacturer under its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” In 2011, it made Panasonic Electric Works Co., Ltd. (“Panasonic Electric Works”) and SANYO Electric Co., Ltd. into wholly owned subsidiaries to further raise the Group’s capabilities. During recent years, it also formulated its “A Better Life, A Better World” brand slogan to expand its business fields to serve customers and society, and has been focusing on the automobile, housing and B2B businesses, in addition to consumer electronics.

PanaHome was established in 1963 as National House industrial Co., Ltd. (National Juutaku Kenzai Kabushiki Kaisha) through the joint investment of Matsushita Electric Industrial Co., Ltd. (currently, Panasonic) and Matsushita Electric Works, Ltd. (subsequently, Panasonic Electric Works), with founder Konosuke Matsushita’s strong sense of mission that “creating optimal houses to provide the most important foundation for human lives”. Thereafter, in October 1971, PanaHome listed its stock on the Second Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange, and in August 1972, its stock was allocated to the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange. In August 1982, PanaHome changed its name to National House Industrial Co., Ltd. (National Juutaku Sangyou Kabushiki Kaisha, no change was made to the English translation of the name); and in October 2002, it merged with 28 major consolidated subsidiaries that handled marketing, logistics, construction and services and also changed its name to PanaHome Corporation, the same name as its product brand. As Panasonic Electric Works became a subsidiary of Panasonic in April 2004, PanaHome has been a consolidated subsidiary of Panasonic since then.

As a core company in the Panasonic Group’s housing business, by utilizing Panasonic’ know-how and technologies for home construction centered on the housing equipment business, in addition to the housing design and architecture technologies and the materials and construction quality management know-how that PanaHome has developed over many years, PanaHome has been aiming to become a company that is able to move people and generate creativity in life and constantly provide optimum comfort, health and joy based on its basic policy, “Customers First”. In recent years, PanaHome has placed four business areas, “custom-built housing,” “urban development,” “residential stock,” and “overseas businesses,” at the heart of its business operations and has promoted its growth strategy by strengthening its partnership with each company of the Panasonic Group.

In addition, recently, as one of the engagements covering “Remodeling,” “New Construction and Urban Development,” “Age-Free (elderly-care),” “Home Energy Management” and “Overseas” as major areas in the housing business strategies of the Panasonic Group, Panasonic subscribed the capital increase of the PanaHome Reform Co., Ltd., which is a subsidiary of PanaHome, in December 2015 and the PanaHome Reform Co., Ltd. changed its name to Panasonic Home Renovation Co., Ltd. in April 2016. Accordingly, Panasonic and PanaHome have integrated the brand in the remodeling business, the market of which is expected to grow going forward, into “Panasonic Reform” and strengthened the customer connection in the remodeling business within the Panasonic Group as a whole, and we have thus engaged in further enforcing the capacity to propose designs and construction service system, etc. in aiming for providing more comfortable housing spaces. As described, Panasonic and PanaHome have shared their management strategy as group companies to implement various measures for their businesses.

On the other hand, we realize that the surrounding business environment has been changing at an accelerating pace. In the domestic housing market, a decrease of new housing starts is expected due to demographic movement, and therefore a transformation and diversification of their business model to urban development business, remodeling business, overseas business, etc. are urgent in the increasingly competitive market.

Under such circumstances, Panasonic believes that, in order to cause the housing business, as a business of the Panasonic Group, to grow even faster than other companies in the market, it is effective to address customer needs swiftly and precisely within the All-Panasonic framework, by sharing and utilizing management resources of both Panasonic and PanaHome, thereby making it possible to further enhance the value of the Panasonic Group in the housing market; thus, Panasonic proposed the Share Exchange to PanaHome in early November 2016.

Under such business environment, PanaHome is facing the following major management challenges: to improve its market share in Japan; to further expand its business operations in overseas markets and to solve its shortage of human resource necessary therefor; and to further reduce its costs such as selling, general and administrative expenses; in order to resolve these challenges and enhance its competitive advantage and grow in the housing business as part of the Panasonic Group, PanaHome has recognized that it is essential for Panasonic and PanaHome to have a stronger collaborative relationship and implement the integrated management as part of the Panasonic Group.

By Panasonic and PanaHome fully integrating the capital and businesses of both companies, PanaHome will be able to conduct more flexible and prompt decision-making, conduct innovative management based on a long-term perspective that will be unaffected by its short-term operating results, and promote business strategies by making the maximum use of the management resources of both Panasonic and PanaHome. Specifically, we believe that both companies will have the following synergies:

(i) It will become possible to promote the effective use of the management resources held by Panasonic, such as its brands, thereby making it possible to not only enhance customer awareness but also enhance the quality of services provided to customers in the major businesses, such as the urban development business, the remodeling business, the age-free (elderly-care) business and the overseas business. In particular, it will become possible to create housing having Panasonic characteristics through the integration of consumer electronics equipment and housing technologies and strengthen IoT technical developments in smart houses, based on integrated Panasonic brand strategies. In addition, we believe that, by integrating the overseas network and global personnel held by Panasonic with PanaHome’s design and architecture know-how, the development of overseas businesses mainly in the ASEAN region will accelerate.

(ii) It will become possible to effectively utilize Panasonic’s creditworthiness, thereby making it possible to enhance the potential for the implementation of M&As and capital and business alliances and the potential for the implementation of the large-scale investments that were difficult for PanaHome to implement alone.

(iii) It will become easy to effectively and promptly carry out the re-distribution of management resources across the companies of the Panasonic Group, thereby making it possible to focus on investment of resources into the major businesses of the Panasonic Group.

Furthermore, PanaHome will also be able to accelerate the collaborative project between the two companies, which is currently advancing in order to implement cost reductions in indirect business units and efficiently operate indirect business units through the use of the common infrastructure, reinforcing the recruitment activities of the Panasonic Group companies for new graduates and the specialized human resource of the Panasonic Group, and increase introduction of large-scale projects utilizing Panasonic’s domestic and overseas sales channels; thus, we believe that we can maximize the group’s synergies at an early stage.

With such recognition, PanaHome and Panasonic held consultations many times during which both companies shared their knowledge and perceptions of the industry and respective positioning therein, and repeatedly discussed the form that both companies should adopt in the future. PanaHome particularly considered advantages and risks and effects on stakeholders caused by delisting. As a result, PanaHome and Panasonic came to mutually agree that it would be highly beneficial for them to make PanaHome a wholly-owned subsidiary of Panasonic, so that Panasonic would be able to boost housing businesses, its key business field, thereby contributing to an increase in the corporate value not only of PanaHome but also of the entire Panasonic Group; and the two agreed to conduct the Share Exchange.

2. Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date on which the execution of the Share Exchange Agreement is resolved at the Board of Directors meeting (Panasonic and PanaHome, respectively)	Tuesday, December 20, 2016

Date on which the Share Exchange Agreement is executed (Panasonic and PanaHome, respectively)	Tuesday, December 20, 2016

Date on which the ordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (PanaHome)	June 2017 (scheduled)

Last trading date (PanaHome)	Wednesday, July 26, 2017 (scheduled)

Delisting date (PanaHome)	Thursday, July 27, 2017 (scheduled)

Scheduled date of the Share Exchange (effective date)	Tuesday, August 1, 2017 (scheduled)

(Note 1)	Panasonic will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of a general meeting of shareholders.

(Note 2)	The scheduled date of the Share Exchange (effective date) may be subject to change in the necessity for the procedures of the Share Exchange or for any other reasons, or upon agreement between Panasonic and PanaHome.

(2)	Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and PanaHome shall become the wholly-owned subsidiary in share exchange. Panasonic plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of a general meeting of shareholders. PanaHome plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the ordinary general meeting of shareholders that is scheduled to be held in June 2017.

(3)	Allotment in the Share Exchange

Company name	Panasonic (wholly-owning parent company in share exchange)	PanaHome (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	0.80
Number of shares to be delivered upon the Share Exchange	Common stock of Panasonic: 61,505,717 shares (scheduled)

(Note 1)	Share allotment ratio

0.80 shares of Panasonic will be allotted and delivered in exchange for each share of PanaHome; provided, however, that no shares will be allotted in the Share Exchange for the shares of PanaHome held by Panasonic (91,036,634 shares as of today). The above Share Exchange Ratio may be subject to change upon the consultation between Panasonic and PanaHome in the case of any material changes to the conditions that are the bases of the calculation.

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of PanaHome held by the shareholders of PanaHome (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of PanaHome (excluding shares of PanaHome held by Panasonic) through the Share Exchange (the “Base Time”) by 0.80 to such shareholders of PanaHome in exchange for the shares of PanaHome held by such shareholders. In accordance with a resolution of the Board of Directors meeting of PanaHome that will be held by the day immediately preceding the effective date of the Share Exchange, PanaHome will cancel all of its treasury shares held by PanaHome and those to be held by PanaHome by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by PanaHome.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

(Note 4)	Treatment of any fractions of less than one (1) share

With respect to the shareholders of PanaHome who will receive the allotment of shares including fractions of less than one (1) share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of share options and bonds with share options in relation to the Share Exchange

Not applicable, because PanaHome, which will become a wholly-owned subsidiary of Panasonic, has not issued any share options or bonds with share options.

3. Basis for Calculation of the Allotment Concerning the Share Exchange

(1)	Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

In order to ensure the fairness and the appropriateness in calculating the share allotment ratio that will be applied to the Share Exchange described in 2.(3) “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), Panasonic and PanaHome, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and PanaHome appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as the third-party valuation institutions.

As described in 3. (4) “Measures to Ensure Fairness” below, based on the valuation report concerning the Share Exchange Ratio received from Nomura Securities which is a third-party institution, as of December 20, 2016, and based on advice from Nagashima Ohno & Tsunematsu, after having carefully discussed and reviewed, Panasonic came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of shareholders of Panasonic. Accordingly, Panasonic came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is plausible.

Furthermore, as described in 3. (4) “Measures to Ensure Fairness” below, based on the valuation report concerning the Share Exchange Ratio received from SMBC Nikko Securities, which is a third-party valuation institution, as of December 20, 2016, based on advice from Mori Hamada & Matsumoto, and instruction and advice from special committee, consisting of independent members which do not have any interests with Panasonic, which is the controlling shareholder (details thereof is as described in 3. (5) “Measures to Avoid Conflicts of Interest” below), PanaHome has carefully and repeatedly discussed and reviewed and has received the report from the special committee. PanaHome came to the conclusion that the Share Exchange Ratio is appropriate level in light of the valuation result of SMBC Nikko Securities, based on which the Share Exchange Ratio exceeds the upside of the range calculated by the market price analysis and falls within the range calculated by comparable companies analysis and the discounted cash flow analysis (the “DCF Analysis”), as described in 3. (2) (ii) “Outline of Calculation” below, and PanaHome and Panasonic have repeatedly negotiated and agreed on the Share Exchange Ratio after participation of the special committee through SMBC Nikko Securities and that the Share Exchange Ratio will contribute to the interests of shareholders of PanaHome. Accordingly, PanaHome came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is plausible.

In addition to the foregoing, Panasonic and PanaHome repeatedly held mutual negotiations and consultations, upon conducting the due diligence by each company with respect to the other party as well as receiving advices from their respective legal advisors as and when appropriate, while taking into consideration the financial condition, asset status and future prospects of Panasonic and PanaHome and other related factors in a comprehensive manner.

As a result, Panasonic and PanaHome came to a conclusion that the Share Exchange Ratio is proper, and contributes to the interests of their respective shareholders. Therefore, Panasonic and PanaHome executed the Share Exchange Agreement based on the resolutions of the respective Board of Directors meetings of Panasonic and PanaHome held today with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and PanaHome in the case of any material changes to the conditions that are the bases of the calculation.

(2)	Matters Concerning Calculation

(i)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and SMBC Nikko Securities, which is acting as a third-party valuation institution of PanaHome, are valuation institutions independent of Panasonic and PanaHome, are not related parties of Panasonic and PanaHome, and do not have any material interest to be noted in connection with the Share Exchange.

(ii)	Outline of Calculation

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from June 20, 2016 to the calculation base date; the most recent three (3) month-period from September 20, 2016 to the calculation base date; the most recent one (1) month-period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of PanaHome, as shares of PanaHome are listed on the financial instruments exchange and a market share price exists, the average market price analysis (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from June 20, 2016 to the calculation base date; the most recent three (3) month-period from September 20, 2016 to the calculation base date; the most recent one (1) month-period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of PanaHome on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to PanaHome is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, DCF Analysis was adopted for the calculation.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Average Market Price Analysis	0.66-0.77
Comparable Company Analysis	0.45-1.01
DCF Analysis	0.58-1.14

In calculating the share exchange ratio above, Nomura Securities used information which was provided by both companies and public information without any independent verification for accuracy and completeness on the assumption that they are accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include contingent liabilities) of both companies and their affiliates, including the analysis or valuation of individual assets or liabilities nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by Nomura Securities is based on the information available and economic conditions as of December 19, 2016. Nomura Securities also assumed that the financial projection of PanaHome had been reasonably prepared based on the best projection and judgment currently available to the management of Panasonic at this time.

PanaHome’s profit plan that Nomura Securities used as a basis for applying the DCF method does not contain a significant increase or decrease in earnings in any fiscal year.

On the other hand, SMBC Nikko has adopted the market price analysis for Panasonic since its common shares are listed on the financial instruments exchange and the market price is available. In performing the market price analysis, SMBC Nikko set December 19, 2016 as the reference date, and used the simple average closing share prices of Panasonic on the First Section of the Tokyo Stock Exchange during thirty three (33) business days (the period starting on November 1, 2016, the day following Panasonic’s announcement of revision of the consolidated financial forecasts), the most recent month, and the most recent three (3) months, each ending on the reference date.

SMBC Nikko has adopted the market price analysis for PanaHome since its common shares are listed on the First Section of the Tokyo Stock Exchange and the market price is available, and the comparable multiple valuation method since there are several similar listed companies that can be compared with PanaHome and analogical reasoning is possible by comparing similar companies, as well as the “DCF Method” in order to reflect in the calculation the situation of future business activities.

In performing the market price analysis, SMBC Nikko set December 19, 2016 as the reference date, and used the simple average closing share prices of PanaHome on the First Section of the Tokyo Stock Exchange during forty four (44) business days (the period starting on October 17, 2016, the day following Panasonic’s announcement of revision of the consolidated financial forecasts), the most recent month, and the most recent three (3) months, each ending on the reference date.

In performing the comparable companies analysis, SMBC Nikko selected, Sumitomo Forestry Co., Ltd., Mitsui Home Co., Ltd., Open House Co., Ltd. and Tama Home Co., Ltd. as comparable publicly listed companies which had similar characteristics with PanaHome, and applied EV/EBITDA multiple (the “EBITDA multiples”), EV/EBIT multiple (the “EBIT multiples”), P/E Ratio and P/B Ratio as multiple ratio.

In performing the DCF Analysis, SMBC Nikko evaluated the corporate value by discounting the future cash flow based on the financial forecasts for the period from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2020 prepared by PanaHome to the present value at certain rates. SMBC Nikko calculated terminal value by perpetual growth rate method and exit multiples method. For the perpetual growth rate method, SMBC Nikko applied perpetual growth rate (the “PGR”) of 0.0%, and for the exit multiples method, SMBC Nikko applied EBITDA multiples of 4.4-5.4x. SMBC Nikko applied the discount rate of 6.39-7.81%.

The following ranges of the share exchange ratio represent ranges of value per PanaHome’s common share, equivalent to the number of Panasonic’s common shares.

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	0.68-0.73
Comparable Companies Analysis	0.55-1.19
DCF Analysis	0.66-1.27

In calculating the above share exchange ratio, SMBC Nikko used information received from Panasonic and PanaHome and publicly available information as is, assuming that all of such materials and information, etc., were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may give material effect on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised or assessed assets and liabilities (including contingent liabilities) of Panasonic and PanaHome, their respective subsidiaries and affiliates, and has not made any analysis and valuation of each of such assets and liabilities. SMBC Nikko has not independently requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial forecast of PanaHome was prepared by the management of PanaHome based on their best forecast and judgment that could be obtained at this point and in accordance with reasonable and appropriate methods. The calculation of the share exchange ratio by SMBC Nikko reflects the information and economic conditions up to December 19, 2016. The results of calculation of the share exchange ratio by SMBC Nikko are not expressions of opinion concerning the fairness of the share exchange ratio in the transaction.

In performing the DCF Analysis, SMBC Nikko did not assume any substantial increase or decrease in the profit projected in the business plan of PanaHome. The financial forecasts of PanaHome do not reflect the consummation of the Share Exchange.

(3)	Prospects and Reasons for Delisting

Upon the Share Exchange, PanaHome will become a wholly-owned subsidiary of Panasonic on the effective date (scheduled to be August 1, 2017), and shares of PanaHome will be delisted as of July 27, 2017 (the last trading date will be July 26, 2017). After the delisting, it will be impossible to trade shares of PanaHome on the Tokyo Stock Exchange.

Even after the delisting of shares of PanaHome, shares of Panasonic that will be allotted to each of the shareholders of PanaHome upon the Share Exchange will remain listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, Panasonic believes that for each shareholder of PanaHome who holds not less than 125 shares of PanaHome and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Panasonic, which is the number of shares constituting one (1) unit of Panasonic, liquidity of shares will continue to be provided.

On the other hand, each shareholder of PanaHome who holds less than 125 shares of PanaHome at the Base Time will receive the allotment of shares of Panasonic in the number less than 100 shares, which is the number of shares constituting one (1) unit of Panasonic. Shareholder who will hold shares constituting less than one (1) unit of Panasonic cannot sell such shares constituting less than one (1) unit on the financial instruments exchange markets. Each shareholder who will hold shares constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder. In addition, such shareholders may purchase from Panasonic the number of shares that will achieve a total of one (1) unit together with the number of shares constituting less than one (1) unit held by themselves. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in 2.(3) above. For the details of the treatment of any fractions in the case where the number of shares of Panasonic to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in 2.(3) above. Such shareholder who will hold shares constituting less than one (1) unit of Panasonic will be entitled to receive dividends of Panasonic with record dates that fall on or after the effective date of the Share Exchange according to the number of shares held.

Shareholders of common stock of PanaHome may trade the shares they hold until July 26, 2017 (scheduled), which is the last trading date, on the Tokyo Stock Exchange and may exercise legitimate rights provided by the Companies Act and other relevant laws and regulations until the Base Time.

(4)	Measures to Ensure Fairness

Since Panasonic already owns 54.51% (as of September 30, 2016) of the voting rights of all shareholders of PanaHome, Panasonic and PanaHome have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Valuation Report from Independent Third-Party Valuation Institution

Panasonic appointed Nomura Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above.

On the other hand, PanaHome appointed SMBC Nikko Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above.

Neither Panasonic nor PanaHome has received an opinion (fairness opinion), from each third-party valuation institution, to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Panasonic appointed Nagashima Ohno & Tsunematsu as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Nagashima Ohno & Tsunematsu is independent of Panasonic and PanaHome, and has no material interest in Panasonic and PanaHome.

On the other hand, PanaHome appointed Mori Hamada & Matsumoto as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Mori Hamada & Matsumoto is independent of Panasonic and PanaHome, and has no material interest in Panasonic and PanaHome.

(5)	Measures to Avoid Conflicts of Interest

Since Panasonic is the controlling shareholder of PanaHome, who already owns 54.51% (as of September 30, 2016) of the voting rights of all shareholders of PanaHome, PanaHome implemented the following measures in order to avoid conflicts of interest.

(i)	Obtainment by PanaHome of a Response to Referrals (toshinsho) from a Special Committee that has No Interest in the Controlling Shareholder

On November 14, 2016, PanaHome established a special committee, or the Special Committee, to avoid conflicts of interest with Panasonic and prevent the Share Exchange from becoming disadvantageous to the minority shareholders of PanaHome. The Special Committee consisted of Mr. Naoto Terakawa, an outside director and independent officer of PanaHome, Mr. Katsuhiko Arita, an outside audit & supervisory board member and independent officer of PanaHome, Mr. Takashi Goto (an attorney at STW & Partners) and Mr. Akira Sakata (a certified public accountant at AKIRA SAKATA Certified Public Accountant Office), both of whom are independent and outside experts having no interest in Panasonic, the controlling shareholder of PanaHome, or PanaHome itself. In examining the Share Exchange, PanaHome referred the following matters to the Special Committee and requested their opinion whether: (i) the Share Exchange will enhance PanaHome’s corporate value and (ii) the determination of the Share Exchange has been conducted using fair procedures, giving due consideration so as not to undermine the interest of the minority shareholders of PanaHome, and (iii) based on the foregoing, the PanaHome board of directors should approve the execution of the Share Exchange Agreement with Panasonic.

From November 16, 2016 to December 19, 2016, the Special Committee carefully reviewed the matters referred to it by holding eight meetings in total, as well as by gathering information through the PanaHome secretariat and other staff and consulting with each other whenever necessary. In conducting their examination, the Special Committee asked PanaHome’s management (including the representative director) questions concerning the purpose and background of the Share Exchange, PanaHome’s operating environment and challenges, the intended strategy for after the Share Exchange, and the advantages and disadvantages of the Share Exchange, and received from SMBC Nikko Securities explanations concerning the valuation of the share exchange ratio in the Share Exchange together with timely reports on the negotiations with Panasonic, as well as participating in the share exchange ratio negotiations with Panasonic through SMBC Nikko Securities. The Special Committee also confirmed PanaHome’s position within the Panasonic group, the background and purpose of the Share Exchange, Panasonic’s intended strategy for after the Share Exchange, and the advantages and disadvantages of the Share Exchange by conducting an interview with Panasonic. In addition, the Special Committee also received advice from Mori Hamada & Matsumoto, legal advisor to PanaHome, concerning the measures to avoid conflicts of interest, including measures to ensure the fairness of the procedures of the Share Exchange, the decision making method, and the procedures implemented by the PanaHome board of directors with respect to the Share Exchange.

The Special Committee submitted a response to the items referred to it, or the Response to Referral to Special Committee, on December 20, 2016 to the PanaHome board of directors on the basis of the explanations, calculation results and other materials reviewed by the Special Committee. The Special Committee’s responses were that the Share Exchange would enhance PanaHome’s corporate value, and that PanaHome made no obviously irrational judgments in determining, that all decisions with respect to the Share Exchange, including the determination of the share exchange price, were made using fair procedures, giving due consideration so as not to undermine the interest of the minority shareholders of PanaHome, and that, in light of those points, it is reasonable for PanaHome’s board of directors to approve the execution of the Share Exchange Agreement.

For a summary of the Response to Referral to Special Committee, please see 8.(3) “Outline of Opinion Obtained from a Party who has No Interest in the Controlling Shareholder Stating that the Share Exchange would Not be Disadvantageous to the Minority Shareholders” below.

(ii)	Unanimous Approval by the Directors and Audit & Supervisory Board Members, Excluding Directors and Audit & Supervisory Board Members who have an Interest in the Controlling Shareholder

In order to avoid conflicts of interest, among the board of directors of PanaHome, directors Mr. Ryuji Matsushita, Mr. Nobuhiko Teranishi, Mr. Hideyo Hamatani and Mr. Shinichi Watabe, who also serve as an executive counsellor or employee of Panasonic, did not participate in any of the discussions regarding the Share Exchange or vote at the board of directors meeting of PanaHome, and did not participate in any of the discussions and negotiations regarding the Share Exchange on behalf of PanaHome.

The Share Exchange was approved at the meeting of the board of directors of PanaHome by the unanimous vote of five out of the PanaHome’s nine directors excluding Mr. Ryuji Matsushita, Mr. Nobuhiko Teranishi, Mr. Hideyo Hamatani and Mr. Shinichi Watabe set forth above, and all of the three audit & supervisory board members of PanaHome expressed the opinion that they had no objections to the implementation of the Share Exchange.

4. Outline of the Parties Involved in the Share Exchange (As of September 30, 2016)

		Wholly-owning parent company in the share exchange	Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation	PanaHome Corporation

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan	1-4, Shinsenri-nishimachi, 1 Chome, Toyonaka, Osaka, Japan

(3)	Name and title of representative	President Kazuhiro Tsuga	President Ryuji Matsushita

(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.	Manufacturing, construction and sales of custom-built detached houses and apartments, sales of built-for-sale houses and land, sales of condominiums, and home remodeling business, etc.

(5)	Paid-in capital	258,740 million yen	28,375 million yen

(6)	Date established	December 15, 1935	July 1, 1963

(7)	Number of shares issued	2,453,053,497 shares	168,563,533 shares

(8)	Fiscal year end	March 31	March 31

(9)	Number of employees	256,133 (consolidated)	6,268 (consolidated)

(10)	Major business partners	Companies, etc. located domestically and abroad	Individuals, etc. located domestically and abroad

(11)	Main financing bank	Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation Resona Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (trust account)	6.18%	Panasonic Corporation	54.00%

		The Master Trust Bank of Japan, Ltd. (trust account)	5.05%	NORTHERN TRUST CO. (AVFC) RE-SSD00	2.38%

		STATE STREET BANK AND TRUST COMPANY	3.47%	Japan Trustee Services Bank, Ltd. (trust account)	1.96%

		Nippon Life Insurance Company	2.81%	The Master Trust Bank of Japan, Ltd. (trust account)	1.89%

		Panasonic Employees Stockholders’ Association	1.79%	PanaHome Employee Shareholding Association	1.86%

		Sumitomo Life Insurance Company	1.52%	Sumitomo Mitsui Banking Corporation	1.39%

		THE BANK OF NEW YORK MELLON SA/NV 10	1.44%	GOLDMAN SACHS INTERNATIONAL	1.24%

		Japan Trustee Services Bank, Ltd. (trust account 7)	1.26%	STATE STREET BANK AND TRUST COMPANY 505001	1.23%

		STATE STREET BANK WEST CLIENT - TREATY 505234	1.24%	THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT	1.20%

		Matsushita Real Estate Co., Ltd.	1.18%	NORTHERN TRUST CO. (AVFC) RE U.S. TAX EXEMPTED PENSION FUNDS	1.05%

(13)	Relationships between the parties

Capital relationship	As of today, Panasonic owns 91,036,634 shares (54.00%) of the total number of issued shares of PanaHome (168,563,533 shares).

Personnel relationship	PanaHome currently accepts eighty-seven (87) employees who are seconded by Panasonic, three (3) of whom have assumed office as directors of PanaHome.

Additionally, Panasonic currently accepts six (6) employees who are seconded by PanaHome.

Transaction relationship	PanaHome deposits funds with Panasonic through group financing. PanaHome purchases products and raw materials, etc. from Panasonic.

Status as a related party	PanaHome is Panasonic’s consolidated subsidiary, and therefore, Panasonic and PanaHome are related parties of each other.

(14)	Operational results and financial conditions for the recent three (3) years

Fiscal year ended	Panasonic Corporation (Consolidated, U.S. GAAP)			PanaHome Corporation (Consolidated, Japan GAAP)
	March 2014	March 2015	March 2016	March 2014	March 2015	March 2016
Net assets	1,586,438	1,992,552	1,854,314	129,080	135,165	159,286
Total assets	5,212,994	5,956,947	5,596,982	245,861	246,747	277,327
Shareholders’ equity per share (yen)	669.74	788.87	734.62	767.28	803.60	884.26
Net sales	7,736,541	7,715,037	7,553,717	324,458	325,622	352,971
Operating profit	305,114	381,913	415,709	14,222	12,759	15,851
Ordinary income	—	—	—	14,834	13,003	15,866
Net income attributable to the shareholders	120,442	179,485	193,256	8,925	7,995	10,053
Net income per share attributable to the shareholders (yen)	52.10	77.65	83.40	53.13	47.60	59.86
Dividend per share (yen)	13.00	18.00	25.00	20.00	20.00	20.00

(Note 1)	As of September 30, 2016, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)	For Panasonic, the amount of “Net assets” is the amount obtained by calculating the amount of total equity on a consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP).

(Note 4)	For Panasonic, the amounts of “Shareholders’ equity per share,” “Net income attributable to the shareholders” and “Net income per share attributable to the shareholders” are respectively the amounts obtained by calculating, in accordance with the U.S. GAAP, the amounts of “Panasonic Corporation shareholders’ equity per share,” “Net income attributable to Panasonic Corporation” and “Net income per share attributable to Panasonic Corporation, basic” each on a consolidated basis.

(Note 5)	With respect to Panasonic, the description of the item “Ordinary income” is omitted since it does not exist under the U.S. GAAP, which have been adopted by Panasonic.

(Note 6)	For PanaHome, the amounts of “Net assets per share” and “Net income attributable to the shareholders” are respectively the amounts of “Shareholders’ equity per share” and “Net income attributable to owners of parent.”

5. Status after the Share Exchange

Wholly-owning parent company in the share exchange
(1)	Corporate name	Panasonic Corporation

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan

(3)	Name and title of representative	President Kazuhiro Tsuga

(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.

(5)	Paid-in capital	258,740 million yen

(6)	Fiscal year end	March 31

(7)	Net assets	Not determined at present

(8)	Total assets	Not determined at present

6. Outline of Accounting Treatment

With respect to the consolidated financial results of Panasonic, the Share Exchange will be treated as a capital transaction.

7. Future Outlook

The impact of the Share Exchange on the consolidated operating results of both Panasonic and PanaHome is minor, since PanaHome is already a consolidated subsidiary of Panasonic.

8. Matters regarding Transaction, Etc. with Controlling Shareholders

(1)	Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders

Since Panasonic is the controlling shareholder of PanaHome, which already owns 54.51% (as of September 30, 2016) of the voting rights of all shareholders of PanaHome, the Share Exchange constitutes, in relation to PanaHome, a transaction, etc. with a controlling shareholder. Set out below is the status of whether the Share Exchange complies with “I-4. Policy regarding Measures to Protect Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report disclosed by PanaHome on June 24, 2016 (the “Corporate Governance Report”).

PanaHome has taken measures to ensure the fairness of the Share Exchange and to avoid conflicts of interests as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above. PanaHome believes these measures are consistent with the matters described in the Corporate Governance Report.

Set out below is description regarding protection of minority shareholders upon transactions with controlling shareholders in “I-4. Policy regarding Measure to Protect Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report:

PanaHome ensures a certain level of independence as a listed company and is conducting transactions with Panasonic Corporation fairly and appropriately in the same manner that PanaHome conducts general transactions, and PanaHome believes that there are no transactions which may benefit the controlling shareholder or which would disadvantage PanaHome and the minority shareholders.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out in 8.(1) “Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders”, the Share Exchange constitutes, in relation to PanaHome, a transaction, etc. with a controlling shareholder. Therefore, PanaHome has determined that it is necessary to implement the measures to ensure the fairness and to avoid conflicts of interest. PanaHome has carefully discussed and reviewed the conditions of the Share Exchange at the Board of Directors meeting of PanaHome, and has made a decision after further ensuring the fairness and avoiding conflicts of interest by implementing the measures as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Party who has No Interest in the Controlling Shareholder Stating that the Share Exchange would Not be Disadvantageous to the Minority Shareholder

As stated in 3.(5) “Measures to Avoid Conflicts of Interest” above, PanaHome established a Special Committee to prevent the Share Exchange from being executed on terms that were disadvantageous to the minority shareholders of PanaHome. In examining the Share Exchange, PanaHome referred the following matters to the Special Committee and requested their opinion whether: (i) the Share Exchange will enhance PanaHome’s corporate value and (ii) the determination of the Share Exchange has been conducted using fair procedures, giving due consideration so as not to undermine the interest of the minority shareholders of PanaHome, and (iii) based on the foregoing, the PanaHome board of directors should approve the execution of the Share Exchange Agreement with Panasonic.

PanaHome received the Response to Referral to Special Committee from the Special Committee on December 20, 2016. The Special Committee’s response with respect to the first of the above matters referred to it was that the Share Exchange would enhance PanaHome’s corporate value, and that PanaHome made no obviously irrational judgments in determining to that effect, considering that: (a) the necessity of the Share Exchange is acknowledged given that the majority of PanaHome’s profit comes from the Japanese housing business, which is projected to decline in the medium to long term, making it PanaHome’s most important challenge to maintain or increase domestic sales and profit and expand overseas business; (b) the implementation of the post-Share Exchange strategy can be viewed as contributing to Panahome’s overcoming its business challenges; and (c) the expected disadvantages can be viewed as minor. With respect to the second matter, the response was that all decisions with respect to the Share Exchange, including the determination of the share exchange price, were made using fair procedures, giving due consideration so as not to undermine the interest of the minority shareholders of PanaHome, considering that: (a) in determining the share exchange ratio, PanaHome’s secretariat, consisting of persons who have no interest in the Share Exchange, negotiated multiple times on the basis of non-arbitrary valuations by the independent third-party valuation institution SMBC Nikko Securities and due diligence and with the advice of SMBC Nikko Securities and the Special Committee, and obtained more advantageous terms than were originally offered by Panasonic; (b) the specific share exchange ratio determined is within the range of ratios provided by the third-party valuation institution SMBC Nikko Securities in its Exchange Ratio Calculation and is in line with the average premium offered in similar cases as reported in materials provided by SMBC Nikko Securities, demonstrating concern for minority shareholders’ expected acquisition price and the appropriateness of the price offered; and (c) other fair procedures had been performed giving due consideration to the interest of shareholders, including the appointment of the Special Committee. In light of those points, the response to the third matter was that it is reasonable for PanaHome’s board of directors to approve the execution of the Share Exchange Agreement.

On October 14, 2016, PanaHome issued a Notice of Revision to Financial Forecasts (the “Forecast Revision”), which consisted of downward revisions to its consolidated aggregate first-half and year-end financial forecasts for the year ending March 2017. The Special Committee judged, based on interviews with PanaHome staff, (i) that the Forecast Revision was prepared and disclosed by PanaHome’s accounting department before November 2, 2016 (when Panasonic proposed the Share Exchange to PanaHome) using figures that were rationally forecast based on the results for the first two quarters using ordinary quarterly accounting practices, (ii) that because Panasonic’s influence is not apparent in the preparation of the forecasts or the timing of their disclosure, it is not plausible that the Forecast Revision was issued on the premise of the implementation of the Share Exchange, and (iii) that the share exchange ratio exceeds the upside of the range calculated by the market price analysis as applied to the period prior to the Forecast Revision, and submitted the Response to Referral to Special Committee.

(Reference) Consolidated Financial Forecasts for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

Panasonic (The consolidated financial forecasts for the current fiscal year as of October 31, 2016)

(in millions of yen)

	Net sales	Operating profit	Income before income taxes	Net income attributable to owners of the parent company
Financial forecasts for current fiscal year (fiscal year ending March 2017)	7,200,000	245,000	240,000	120,000
Financial results for previous fiscal year (fiscal year ended March 2016)	—	—	—	—

(Note 1)	Since Panasonic starts to optionally adopt the International Financial Reporting Standards (IFRS) to the annual results ending in March 2017, the consolidated financial forecasts for the full year was prepared on the basis of IFRS.

(Note 2)	The results of the previous fiscal year (for the full year ended March 2016), to which the US GAAP was applied, are not indicated.

PanaHome (The consolidated financial forecasts for the current fiscal year as of October 14, 2016)

(in millions of yen)

	Net sales	Operating profit	Ordinary income	Net income attributable to owners of parent
Financial forecasts for current fiscal year (fiscal year ending March 2017)	370,000	16,000	15,900	10,100
Financial results for previous fiscal year (fiscal year ended March 2016)	352,971	15,851	15,866	10,053

(Notice Regarding Registration on Form F-4) Panasonic Corporation may file a registration statement on Form F-4 (“Form F-4”) with the Securities and Exchange Commission (the “SEC”) in connection with the Share Exchange. If the Form F-4 is filed in connection with the Share Exchange, the Form F-4 would contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of PanaHome prior to the shareholders’ meeting at which the Share Exchange will be voted upon. If the Form F-4 is filed, the Form F-4 and prospectus would contain important information about PanaHome and Panasonic Corporation, the Share Exchange and related matters. U.S. shareholders of PanaHome are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Corporate Planning Department

General Manager, Head of Investor Relations

Hiromi Oshima

Telephone: 81-6-6908-1121

Email: irinfo@gg.jp.panasonic.com

URL: http://www.panasonic.com/global

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic Group undertake no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic and PanaHome in their subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic Group systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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